UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On Friday, February 4, 2022, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that it will report its fourth quarter 2021 results on Thursday, February 10, 2022, and host a conference call and a live audio webcast presentation to discuss the results on that same date at 10:00 a.m. U.S. Eastern Time. CEMEX’s live presentation can be accessed, and dial-in information is available, at www.cemex.com.

CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), an indirect subsidiary of CEMEX, announced that it will also report its fourth quarter 2021 results on Thursday, February 10, 2022. CLH’s report will be made available at www.cemexlatam.com on the aforementioned date.

CEMEX Holdings Philippines, Inc. (“CHP”) (PSE: CHP), an indirect subsidiary of CEMEX, announced that it will report its fourth quarter 2021 results on Friday, February 11, 2022, and host a conference call and webcast presentation to discuss the results on that same date at 10:00 a.m. GMT+08 (Thursday, February 10, 2022, 09:00 p.m. U.S. Eastern Time). CHP’s live presentation can be accessed, and dial-in information is available, at www.cemexholdingsphilippines.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:February 4, 2022	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller